P,E, 12/31/01

FORM 6-K

02011810

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

<u>COLT TELECOM GROUP plc</u>
(Translation of Registrant's Name into English)

PROCESSED

FEB 0 8 2002

THOMSON
FINANCIAL

JAN 23 2002

U.S. POST OFFICE
DELAYED

15 Marylebone Road
London
NW1 5JD
England

_____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 11 December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly
authorized.

Date: 11th December 2001   COLT Telecom Group plc

                                                            By:

                                                            Mark A. Jenkins
                                                            Legal Services Director

<u>Notification of interests of</u>
<u>Directors and connected Persons</u>

AVS NO: 2.18 296

1.   **Name of Company**

COLT Telecom Group plc

2.   **Name of Director**

Catherine Biner Bradley

3.   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of director

4.   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Catherine Biner Bradley

5.   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6.   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary / non-discretionary

Purchase of Shares

7.   **Number of shares / amount of stock acquired**

9,662

8.   **Percentage of issued class**

Less than 1%

9.   **Number of shares / amount of stock disposed**

N/A

10.   **Percentage of issued class**

N/A

11.   **Class of security**

Ordinary 2.5p

12.   **Price per share**

£1.52p

13.   **Date of transaction**

10 December 2001

14.   **Date Company informed**

10 December 2001

15.   **Total holding following this notification**

47,967

16.   **Total percentage holding of issued class following this notification**

Less than 1%

If a director has been granted options by the company please complete the following

17.   **Date of grant**

N/A

18.   **Period during which or date on which exercisable**

N/A

19.   **Total amount paid (if any) for grant of the option**

N/A

20.   **Description of shares or debentures involved: class, number**

N/A

21.   **Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise**

N/A

22.   **Total number of shares or debentures over which options held following this notification**

N/A

23.   **Any additional information**

Ms. Biner Bradley also holds options over 48,000 share options

24.   Name of contact and telephone number for queries

John Doherty: 0171 390 3681

25.   Name and signature of authorised company official responsible for making this notification

Mark A. Jenkins
Company Secretary
Date of Notification: 11 December 01

London Stock Exchange
Company Announcements Office
Old Broad Street
London
EC2N 1HP

Facsimile: 0171 588 6057
Enquiries: Continuing Obligations: Telephone: 0171 797 3850